UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

89bio, Inc.

(Name of Subject Company)

89bio, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

282559103

(CUSIP Number of Class of Securities)

Rohan Palekar

Chief Executive Officer

89bio, Inc.

655 Montgomery Street, Suite 1500

San Francisco, CA 94111

(415) 432-9270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Ryan A. Murr

Branden C. Berns

Evan D’Amico

Melanie E. Neary

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111-3715

(415) 393-8373

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by 89bio, Inc., a Delaware corporation (the “Company” or “89bio”), with the Securities and Exchange Commission (the “SEC”) on October 1, 2025, relating to the tender offer on Schedule TO filed with the SEC on October 1, 2025 by Roche Holdings, Inc., a Delaware corporation (“Parent”) and Bluefin Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of September 17, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and 89bio, to purchase all of the outstanding shares of common stock of 89bio, $0.001 par value per share (the “Shares”) at a per Share offer price of (i) $14.50 in cash, without interest less any required withholding taxes, plus (ii) one non-tradeable contingent value right representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest less any required withholding taxes, upon the achievement of specified milestones on or prior to the applicable milestone outside dates, subject to and in accordance with the terms of the Contingent Value Rights Agreement to be entered into with Equiniti Trust Company, LLC, a New York limited liability trust company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2025 and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 1 is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(M)	Amended Form of CVR Agreement between Roche Holdings, Inc. and Equiniti Trust Company, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated October 1, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Merger Sub with the SEC on October 1, 2025 (the “Schedule TO”)).

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)*	Summary Advertisement, published on October 1, 2025, in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)*	Press Release of 89bio, Inc., dated September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on September 18, 2025).

(a)(5)(B)*	Media Release issued by Roche Holdings, Inc., dated September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on September 18, 2025).

(a)(5)(C)*	Q&A Acquisition of 89bio, Inc., dated September 18, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on September 18, 2025).

(a)(5)(D)*	89bio, Inc. Email to Employees, first used on September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by 89bio, Inc. with the SEC on September 18, 2025).

(a)(5)(E)*	X Post made by Roche Holdings, Inc. on September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on September 18, 2025).

(a)(5)(F)*	LinkedIn Announcement posted by Roche Holdings, Inc. on September 18, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on September 18, 2025).

(a)(5)(G)*	LinkedIn Post by 89bio, Inc. on September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by 89bio, Inc. with the SEC on September 19, 2025).

(a)(5)(H)*	LinkedIn Post by Rohan Palekar, Chief Executive Officer of 89bio, Inc., on September 18, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by 89bio, Inc. with the SEC on September 19, 2025).

(a)(5)(I)*	89bio, Inc. Employee FAQ, first used on September 24, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by 89bio, Inc. with the SEC on September 24, 2025).

(a)(5)(J)*	Opinion of Centerview Partners LLC, dated September 17, 2025 (included as Annex I to this Schedule 14D-9).

(a)(5)(K)*	Opinion of Moelis & Company LLC, dated September 17, 2025 (included as Annex II to this Schedule 14D-9).

(a)(5)(L)*	Tender and Support Agreement, dated as of September 17, 2025, by and among Roche Holdings, Inc., Bluefin Merger Subsidiary, Inc., RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on September 18, 2025).

(a)(5)(M)	Amended Form of CVR Agreement between Roche Holdings, Inc. and Equiniti Trust Company, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(1)*	Agreement and Plan of Merger, dated as of September 17, 2025, among 89bio, Inc., Roche Holdings, Inc. and Bluefin Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on September 18, 2025).

Exhibit No.	Description

(e)(2)*	Confidentiality Agreement, dated as of March 28, 2023, as amended effective as of March 10, 2025, between 89bio, Inc. and Genentech, Inc.

(e)(3)*	Definitive Proxy Statement of 89bio, Inc. in respect of its 2025 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed by 89bio, Inc. with the SEC on April 15, 2025).

(e)(4)*	Annual Report of 89bio, Inc. on Form 10-K for the fiscal year ended December 31, 2024 (incorporated by reference to the Annual Report on Form 10-K for fiscal year ended December 31, 2024 filed by 89bio, Inc. with the SEC on February 27, 2025).

(e)(5)*	Quarterly Report of 89bio, Inc. on Form 10-Q for the three months ended March 31, 2025 (incorporated by reference to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on May 2, 2025).

(e)(6)*	Quarterly Report of 89bio, Inc. on Form 10-Q for the three months ended June 30, 2025 (incorporated by reference to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on August 8, 2025).

(e)(7)*	Form of Indemnification Agreement for 89bio, Inc. directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, as amended (File No. 333-234174), originally filed by 89bio, Inc. with the SEC on October 11, 2019).

(e)(8)*	89bio, Inc. Amended and Restated 2019 Equity Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A (File No. 333-234174) filed by 89bio, Inc. with the SEC on October 28, 2019).

(e)(9)*	89bio, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A (File No. 333-234174) filed by 89bio, Inc. with the SEC on October 28, 2019).

(e)(10)*	89bio, Inc. 2023 Inducement Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-270544) filed by 89bio, Inc. with the SEC on March 15, 2023).

(e)(11)*	89bio, Inc. Amended and Restated 2023 Inducement Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on November 7, 2024).

(e)(12)*	Executive Employment Offer Letter, dated April 15, 2020, by and between 89bio, Inc. and Rohan Palekar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on May 4, 2020).

(e)(13)*	Executive Employment Offer Letter, dated April 15, 2020, by and between 89bio, Inc. and Hank Mansbach (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on May 4, 2020).

(e)(14)*	Executive Employment Offer Letter, dated April 15, 2020, by and between 89bio, Inc. and Quoc Le-Nguyen (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on May 4, 2020).

(e)(15)*	Executive Employment Offer Letter, dated April 15, 2020, by and between 89bio, Inc. and Ryan Martins (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on May 4, 2020).

(e)(16)*	Executive Employment Offer Letter, dated July 31, 2024, by and between 89bio, Inc. and Francis Sarena (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on November 7, 2024).

(e)(17)*	Amendment to Executive Employment Offer Letter, dated July 31, 2024, by and between 89bio, Inc. and Francis Sarena, dated April 24, 2025 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on August 8, 2025).

(g)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

89BIO, INC.

By:	/s/ Rohan Palekar
Name:	Rohan Palekar
Title:	Chief Executive Officer

Dated: October 23, 2025